KA 3/13

15047872

SECU... ...SSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC RECEIVED MAR 1 0 2015 PROCESSING SECTION WASH., D.C. 201

SEC FILE NUMBER
8- 68893

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Creo Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12400 Wilshire Blvd., Ste. 1100
(No. and Street)

Los Angeles (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ronald Borio (619)276-2501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROSE, SNYDER AND JACOBS
(Name – *if individual, state last, first, middle name*)

15821 Ventura Blvd., Suite 490 (Address) Encino (City) CA (State) 91436 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 3/13

OATH OR AFFIRMATION

I, Joel Montminy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CREO Capital Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/President

Title

Desirae Aguirre #2092897
see attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles } s.s.

Subscribed and sworn to (or affirmed) before me on this 9 day of March (Month), 20 15, by Joel Thomas Montminy (Name of Signer (1)) and ______ (Name of Signer (2)), proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

[signature]
Signature of Notary Public

Commission # 2092897
For other required information (Notary Name, Commission No. etc.)

D. AGUIRRE
Commission No. 2092897
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires DECEMBER 9, 2018
NCC1

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

containing ______ pages, and dated ______

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: ______

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

CREO CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2014

CREO CAPITAL SECURITIES, LLC

CONTENTS

Rose, Snyder & Jacobs LLP
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Creo Capital Securities, LLC

We have audited the accompanying statement of financial condition of Creo Capital Securities, LLC, (the Company) as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements. Creo Capital Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creo Capital Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule") has been subjected to audit procedures performed in conjunction with the audit of Creo Capital Securities, LLC financial statements. The Schedule is the responsibility of the Company's management. Our audit procedures included determining whether the Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedule. In forming our opinion on the Schedule, we evaluated whether the information in the Schedule, including its form and content, is presented in conformity with Rule 15c3-1 of the Securities and Exchange Commission. In our opinion, the information in the Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rose, Snyder & Jacobs LLP

Rose, Snyder & Jacobs LLP

Encino, California
February 25, 2015

15821 Ventura Boulevard, Suite 490, Encino, California 91436
Phone: (818) 461-0600 • Fax: (818) 461-0610

CREO CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS		
Cash	$	197,752
Due from affiliate		163,958
Prepaid expenses		6,800
TOTAL CURRENT ASSETS		368,510
TOTAL ASSETS	$	368,510

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	8,784
COMMITMENTS AND CONTINGENCIES, note 2		
MEMBERS' EQUITY		359,726
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	368,510

See report of independent registered public accounting firm and notes to financial statements.

CREO CAPITAL SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE	
Success fees	$ 910,000
Retainer fees	46,000
TOTAL REVENUE	956,000
EXPENSES	
Compensation, Officers	607,800
Compensation, Other	188,604
Occupancy	75,717
Other expense	44,851
Communication	22,779
Professional fees	31,950
Taxes and licenses	14,749
Expense reimbursement	(7,677)
TOTAL OPERATING EXPENSES	978,773
NET LOSS	$ (22,773)

See report of independent registered public accounting firm and notes to financial statements.

CREO CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Balance at December 31, 2013	$ 654,499
Distributions	(272,000)
Net loss	(22,773)
Balance at December 31, 2014	$ 359,726

See report of independent registered public accounting firm and notes to financial statements.

CREO CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (22,773)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in assets - (increase) decrease:	
Accounts receivable	25,870
Due from affiliate	242,847
Other current assets	(6,800)
Changes in liabilities - increase (decrease):	
Accounts payable and accrued expenses	(144,676)
NET CASH PROVIDED BY OPERATING ACTIVITIES	94,468
FINANCING ACTIVITIES	
Distributions	(272,000)
NET CASH USED BY FINANCING ACTIVITIES	(272,000)
NET DECREASE IN CASH	(177,532)
CASH, DECEMBER 31, 2013	375,284
CASH, DECEMBER 31, 2014	$ 197,752
Supplementary disclosure:	
Franchise state taxes and LLC fees paid in cash	$ 3,500

See report of independent registered public accounting firm and notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Creo Capital Securities, LLC (the "Company") is a "mergers and acquisitions type" FINRA broker/dealer that provides strategic and financial advisory services, in all industries throughout North America. The Company has no subsidiaries. The Company does no underwriting, carries no customer accounts, and has no inventory of marketable securities. The Company obtained its broker/dealer license on April 18, 2012.

The Company has only one class of members with all rights and privileges of voting, contribution and distribution. Members have limited liability, to the extent of their agreed capital contributions.

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customers' financial condition. Management reviews accounts receivable on a regular basis, based on contracted terms and how recently payments have been received, to determine if any such amounts will potentially be uncollected. The Company includes any balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. Based on the information available, management believes the Company's accounts receivable are all collectible.

Income Taxes

The Company is organized as a limited liability company. The Company is not liable for federal income tax, but is annually liable for a minimum state franchise tax of $800 plus an annual fee based upon gross revenue. The members are personally liable for income taxes on their respective shares of the Company's income. All the years for which the Company has filed income tax returns are subject to examination as of December 31, 2014, and it is the Company's policy to include penalties and interest in its taxes and licenses expense. The Company has not incurred any interest or penalties related to its tax filings.

Revenue Recognition

In general, revenue is recognized when the service is performed. Some advisory fees are contingent upon the success of a contemplated transaction. Such fees are recognized when the contingency is met.

Cash Flows

For the purpose of the statement of cash flows, the Company considers cash equivalents to include cash and short-term money market mutual funds.

Estimates

Generally accepted accounting principles require that the financial statements include estimates by management in the valuation of certain assets and liabilities. Management estimates the allowance for doubtful accounts. Management uses its historical records and knowledge of its business in making these estimates. Actual results could differ from those estimates applied in the preparation of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The Company has adopted guidance issued by the FASB that defines fair value, establishes a framework for measuring fair value in accordance with existing generally accepted accounting principles, and expands disclosures about fair value measurements. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The categories are as follows:

Level Input:	Input Definition:
Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.
Level II	Inputs, other than quoted prices included in Level I, that are observable for the asset or liability through corroboration with market data at the measurement date.
Level III	Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

There were no financial instruments subject to these categories at December 31, 2014.

The Company's financial instruments, including accounts receivable, and accounts payable and accrued expenses are carried at cost, which approximates their fair value due to the relatively short maturity of these instruments.

2. COMMITMENTS AND CONTINGENCIES AND RELATED PARTY TRANSACTIONS

Legal Matters

No legal proceedings have arisen that in the opinion of management would have a material adverse impact on the financial position or results of operations of the Company.

Cost-Sharing Agreement

The Company is a party to a cost-sharing agreement under which it shares certain costs with Creo Capital Advisors, LLC ("CCA"), which is owned by the members of the Company. These costs include office premises, certain personnel, supplies, leased equipment, telephone, information technology support and electronic file backup services. $368,942 of costs were allocated from CCA to the Company during the year ended December 31, 2014.

Related Party Transactions

The Company makes certain payments to CCA as part of the cost-sharing agreement and to facilitate payments to certain personnel as CCA is responsible for payroll. The transactions with CCA during the year ended December 31, 2014 are as follows:

Costs allocated from CCA	$368,942
Advance to CCA	$241,028
Repayment of advance by CCA	$150,000
Retainer fees received by CCA on our behalf	$35,067
Bonus to officer remitted to CCA	$557,800

The balance receivable from CCA is $163,958 at December 31, 2014

3. NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital. The net capital of the Company at December 31, 2014 amounted to $188,968. The Company was in compliance with those requirements at December 31, 2014.

4. EXEMPTION FROM REQUIREMENTS INCLUDING THE EXEMPTIVE PROVISION

The Company neither clears securities accounts for customers nor performs custodial functions relating to customers' securities. As such, the Company is exempt from computing the reserve requirement for the year ended December 31, 2014 under SEC Rule 15c3-3 and is also exempt from the provisions of the Possession or Control provision under SEC Rule 15c3-3(k)(2)(i).

5. CONCENTRATIONS

Concentration of Credit Risk

The Company maintains its cash at a financial institution which may, at times, exceed federally insured limits. Historically, the Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Customers

During the year ended December 31, 2014, the Company generated 98% of its revenue from two clients.

6. SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of the accompanying statement of financial condition through February 25, 2015, the date the financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

PART IIA

BROKER OR DEALER	
CREO CAPITAL SECURITIES, LLC	as of 12/31/14

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 359,726	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			359,726	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 359,726	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 170,758	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(170,758)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 188,968	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 188,968	3750

OMIT PENNIES

See report of independent registered public accounting firm.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

PART IIA

BROKER OR DEALER

CREO CAPITAL SECURITIES, LLC as of 12/31/14

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	586	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	183,968	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	182,968	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	8,784	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	8,784	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	4.65	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See report of independent registered public accounting firm.

CREO CAPITAL SECURITIES, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PURSUANT TO SEC RULE 15C3-1
DECEMBER 31, 2014

TOTAL MEMBER'S EQUITY	$	359,726
DEDUCTIONS AND/OR CHARGES:		
Due from affiliate		163,958
Prepaid expenses		6,800
NET CAPITAL	$	188,968
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtness)		5,000
EXCESS NET CAPITAL	$	183,968
TOTAL AGGREGATE INDEBTEDNESS	$	8,784
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		4.65%

Note: *There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA at December 31, 2014.*

See report of independent registered public accounting firm

Rose, Snyder & Jacobs LLP
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying "Assertions Regarding Exemption Provision", in which (1) Creo Capital Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Creo Capital Securities, LLC claimed an exemption from 17 C.F.R. § 15c3-3: (2) (i) (the "exemption provision") and (2) Creo Capital Securities, LLC stated that Creo Capital Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2014 without exception. Creo Capital Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Creo Capital Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Rose, Snyder & Jacobs LLP

Rose, Snyder & Jacobs LLP

Encino, California
February 25, 2015

15821 Ventura Boulevard, Suite 490, Encino, California 91436
Phone: (818) 461-0600 • Fax: (818) 461-0610

Assertions Regarding Exemption Provisions

We, as members of management of Creo Capital Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission ("SEC") and the broker or dealer's designated examining authority ("DEA"). One of the reports to be included in the annual filing is an exemption report prepared by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2014 through December 31, 2014.

Creo Capital Securities, LLC

By:

Joel Momminy, Chief Executive Officer

2-19-15
(Date)

CREO CAPITAL SECURITIES, LLC
AGREED-UPON PROCEDURES
DECEMBER 31, 2014

CREO CAPITAL SECURITIES, LLC

CONTENTS

Rose, Snyder & Jacobs LLP
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Creo Capital Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated in the attached Appendix A with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the period ended December 31, 2014, which were agreed to by Creo Capital Securities, LLC (a California limited liability company) (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described in the attached Appendix A either for the purpose for which this report has been requested or for any other purpose.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rose, Snyder & Jacobs LLP

Rose, Snyder & Jacobs LLP

Encino, California
February 25, 2015

15821 Ventura Boulevard, Suite 490, Encino, California 91436
Phone: (818) 461-0600 • Fax: (818) 461-0610

Appendix A

SUMMARY OF PROCEDURES AND FINDINGS

1. Compare the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

Findings: We compared the amount of $2,345, which is reported on Form SIPC-7 as the amount due on line 2G, to check number 1153 dated January 28, 2015 in the amount of $2,345.

We compared the amount of $45, which is reported on Form SIPC-7 as the amount of the payment made with SIPC-6 on line 2B, to check number 1136 dated July 21, 2014 in the amount of $45.

2. Compare the amounts reported on the annual report for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014.

Findings: We compared the amounts reported on the annual report for the year ended December 31, 2014 with the amounts reported on Form SIPC-7 for the year ended December 31, 2014, noting the following:

Per Annual Financial Report		Per Form SIPC-7		Difference
Total Revenue	$ 956,000	SIPC Net Operating Revenue (Item 2d)	$ 956,000	$ -
Expense reimbursement	7,677	Other Revenue (Item 2c(8))	7,677	$ -
Total Revenue	$ 963,677	Total Revenue (Item 2a)	$ 963,677	$ -

3. Compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

Findings: The Company reported $7,677 of other revenue not related either directly or indirectly to the securities business on Form SIPC-7. We compared this amount to the Company's general ledger for the year ended December 31, 2014 without exception.

4. Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

Findings: We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, by footing and recalculating the schedules without exception.

5. Compare the amount of any overpayment applied with the Form SIPC-7 on which it was originally computed.

Findings: The amount of prior overpayment applied reported on Form SIPC-7 line 2C was $0.

SUPPLEMENTARY INFORMATION

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/14

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Creo Capital Securities, LLC
12400 Wilshire Bl. Ste 1100
Los Angeles, CA 90025

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ronald Boren (6?) 276-2?0?

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 2390
B. Less payment made with SIPC-6 filed (exclude interest) 7/21/14 Date Paid		(45)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		2,345
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 2,345
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2,345	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Creo Capital Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 23 day of JANUARY, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/14 and ending 12/31/14

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 963,677
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed Expenses (Deductions in excess of $100,000 require documentation)	7,677
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	7,677
2d. SIPC Net Operating Revenues	$ 956,000
2e. General Assessment @ .0025	$ 2,390

(to page 1, line 2.A.)